Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-212784

January 19, 2017

Pricing Term Sheet

This free writing prospectus relates to the public offering of the shares of common stock (the “Common Stock”) of Heron Therapeutics, Inc. (the “Issuer”) and should be read together with the preliminary prospectus supplement dated January 18, 2017 (the “Preliminary Prospectus Supplement”) to the prospectus dated July 29, 2016 that is part of the Registration Statement on Form S-3 (File No. 333-212784) filed with the Securities and Exchange Commission (“SEC”) before making a decision in connection with an investment in this common stock. A copy of the Preliminary Prospectus Supplement can be accessed through the following link:

http://www.sec.gov/Archives/edgar/data/818033/000119312517012320/d326815d424b5.htm

Offering Size:	12,300,000 shares of Common Stock

Public Offering Price:	$12.20 per share

Option to purchase additional shares:	1,845,000 additional shares of Common Stock offered by the Issuer (30 days)

Purchase by existing stockholder:	Tang Capital Partners, LP, an affiliate of Kevin Tang, the Chairman of the Issuer’s Board of Directors, has agreed to purchase an aggregate of 2,459,016 shares of the Common Stock in this offering at the public offering price. The underwriters will not receive any underwriting discounts or commissions with respect to any shares of Common Stock purchased by such stockholder.

Proceeds, net of underwriting discounts, commissions and offering expenses:	Approximately $142.6 million, or approximately $163.7 million if the underwriters exercise their option to purchase additional shares of Common Stock in full

Additional Information:

Heron Therapeutics, Inc. has filed a registration statement (including a prospectus) on Form S-3 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement to the prospectus in such registration statement and other documents the issuer has filed with the SEC for more complete information about Heron Therapeutics, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Merrill Lynch at 1-800-294-1322, Cowen and Company, LLC at (631) 274-2806 or Leerink Partners LLC at (800) 808-7525 ext. 6142.